Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirteenth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 24, 2022 by means of written review and telecommunicating voting. The directors were notified of the Meeting by way of a written notice dated June 17, 2022. All of the Company’s nine directors attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Nomination of Directors of China Life Insurance Sales Company

Voting result: 9 for, 0 against, with no abstention

2.	Proposal regarding the Capital Planning for the Year of 2022 to the Year of 2024 of the Company

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

June 24, 2022

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